SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 11-K

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2003

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                              to                             .

Commission File Number    0-20800

A.               Full title of the plan and the address of the plan, if different from that of the issuer named below:

STERLING SAVINGS BANK
EMPLOYEE SAVINGS AND INVESTMENT PLAN AND TRUST

B.               Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Sterling Financial Corporation

111 North Wall Street
Spokane, WA  99201

REQUIRED INFORMATION

The following financial statements shall be furnished for the plan:

1.                                       An audited statement of financial condition as of the end of the latest two fiscal years of the plan (or such lesser period as the plan has been in existence).

2.                                       An audited statement of income and changes in plan equity for each of the latest three fiscal years of the plan (or such lesser period as the plan as been in existence).

3.                                       The statements required by Items 1 and 2 shall be prepared in accordance with the applicable provisions of Article 6A of Regulation S-X (17 CFR 210.6A-01-.6A-05).

4.                                       In lieu of the requirements of Items 1-3 above, plans subject to ERISA may file plan financial statements and schedules prepared in accordance with the financial reporting requirements of ERISA.  To the extent required by ERISA, the plan financial statements shall be examined by an independent accountant, except that the “limited scope exemption” contained in Section 103(a)(3)(C) of ERISA shall not be available.

Sterling Savings Bank
Employee Savings and Investment Plan and Trust

INFORMATION TO BE INCLUDED IN THE REPORT:

1.	Not applicable, see Item 4.

2.	Not applicable, see Item 4.

3.	Not applicable, see Item 4.

4.	Financial statements and schedules prepared in accordance with the financial reporting requirements of ERISA.

Report of Independent Registered Public Accounting Firm

Financial Statements:

Statements of Net Assets Available for Benefits as of December 31, 2003 and 2002

Statement of Changes in Net Assets Available for Benefits for the Year Ended December 31, 2003

Summary of Accounting Policies

Notes to Financial Statements

Supplemental Schedules:

Schedule of Assets Held for Investment Purposes at End of Year

Schedule of Reportable Transactions for the Year Ended December 31, 2003

SIGNATURES

The Plan.  Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Sterling Savings Bank Employee Savings and Investment Plan and Trust
(Name of Plan)

June 25, 2004	/s/ William R. Basom
(Date)	(Signature)
William R. Basom
Vice President, Treasurer and Principal Accounting Officer

2

Sterling Savings Bank
Employee Savings and Investment Plan and Trust
Index to Financial Statements and Supplemental Schedules

Report of Independent Registered Public Accounting Firm

Financial Statements:

Statements of Net Assets Available for Benefits as of December 31, 2003 and 2002

Statement of Changes in Net Assets Available for Benefits for the Year Ended December 31, 2003

Summary of Accounting Policies

Notes to Financial Statements

Supplemental Schedules:

Schedule of Assets Held for Investment Purposes at End of Year

Schedule of Reportable Transactions for the Year Ended December 31, 2003

Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

3

Sterling Savings Bank
Employee Savings and
Investment Plan and Trust
Financial Statements
and Supplemental Schedules
December 31, 2003

4

Sterling Savings Bank
Employee Savings and Investment Plan and Trust
Index to Financial Statements and Supplemental Schedules

Report of Independent Registered Public Accounting Firm

Financial Statements:

Statements of Net Assets Available for Benefits as of December 31, 2003 and 2002

Statement of Changes in Net Assets Available for Benefits for the Year Ended December 31, 2003

Summary of Accounting Policies

Notes to Financial Statements

Supplemental Schedules:

Assets Held for Investment Purposes at End of Year

Reportable Transactions for the Year Ended December 31, 2003

5

Report of Independent Registered Public Accounting Firm

To the Participants and Administrative
Committee of the Sterling Savings Bank
Employee Savings and Investment Plan and Trust

We have audited the accompanying statements of net assets available for benefits of the Sterling Savings Bank Employee Savings and Investment Plan and Trust (the “Plan”) as of December 31, 2003 and 2002, and the related statement of changes in net assets available for benefits for the year ended December 31, 2003.  These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards as established by the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2003 and 2002, and the changes in net assets available for benefits for the year ended December 31, 2003, in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets held for investment purposes at end of year and  reportable transactions for the year ended December 31, 2003, are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  These supplemental schedules are the responsibility of the Plan’s management.  The supplemental schedules have been subjected to the auditing procedures applied in our audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ BDO Seidman, LLP

June 10, 2004

Spokane, Washington

Sterling Savings Bank
Employee Savings and Investment Plan and Trust
Statements of Net Assets Available for Benefits
December 31, 2003 and 2002

	2003	2002

Assets
Investments, at fair value:
Mutual funds	$9,957,165	$6,210,407
Common stock of Sterling Financial Corporation	16,095,687	7,764,890
Collective trust funds	3,613,154	2,160,677
Participant loans	175,393	101,290

	29,841,399	16,237,264

Cash and cash equivalents	203,292	16,156

Receivables:
Employer contribution	0	30,875
Accrued interest	2,951	2,840

Net assets available for benefits	$30,047,642	$16,287,135

See accompanying summary of accounting policies and notes to financial statements.

Sterling Savings Bank
Employee Savings and Investment Plan and Trust
Statement of Changes in Net Assets Available for Benefits
Year Ended December 31, 2003

2003

Additions to net assets attributed to:
Investment income:
Interest	$7,238
Dividends	1,119,146
Net appreciation in fair value of investments	9,090,604
10,216,988
Contributions:
Participants	3,307,179
Employer	909,396
Transfer of assets from another plan	194,324

Total additions	14,627,887

Deductions to net assets attributed to:
Distributions and benefits paid to participants	845,170
Administrative expenses	22,210

Total deductions	867,380

Net increase in net assets available for benefits	13,760,507

Net assets available for benefits:

Beginning of year	16,287,135

End of year	$30,047,642

See accompanying summary of accounting policies and notes to financial statements.

Sterling Savings Bank
Employee Savings and Investment Plan and Trust
Summary of Accounting Policies

Basis of Accounting

The financial statements of the Plan are prepared under the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America.

Investments

The Plan’s investments are stated at fair value. Mutual funds are valued at quoted market prices which represent the value of shares held by the Plan at year end.  The estimated value of the collective trust funds is determined based on the trustee’s calculation of the aggregate quoted market price of the underlying investments adjusted for certain expenses. Sterling Financial Corporation common stock is valued at its quoted market price.

The Plan presents in the statement of changes in net assets available for benefits the net appreciation or depreciation in the fair value of its investments which consists of the realized gains or losses and the net unrealized appreciation or depreciation on those investments.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis.  Dividends are recorded on the ex-dividend date.

Benefit Payments

Benefits are recorded when paid.

Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make significant estimates and assumptions that affect the reported amounts of net assets available for benefits and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of changes in net assets available for benefits during the reporting period. Actual results could differ from those estimates.

Risks and Uncertainties

The Plan provides for various investment options in combinations of stocks, mutual funds and other investment securities. Investment securities are exposed to various risks, such as interest rate, market and credit. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in risks in the near term would materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits and the statement of changes in net assets available for benefits.

Sterling Savings Bank
Employee Savings and Investment Plan and Trust
Notes to Financial Statements

1. Description of Plan

The following description of the Sterling Savings Bank (“Sterling” or “the Employer”) Employee Savings and Investment Plan and Trust (the “Plan”) provides only general information. Participants should refer to the plan document for a more complete description of the Plan’s provisions.

General

The Plan is a defined contribution plan, which became effective on July 1, 1985. Employees who have attained the age of 18 may enroll on the first day of the month following one calendar month of employment. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”), as amended.

Contributions

During the reporting period, participants could contribute from 1% to 20% of their compensation up to the statutory maximum through payroll deductions to the Plan.  In 2004, subsequent to the reporting period, the 20% limit was increased to 75%.

Participants contributing to the Plan are entitled to an Employer matching contribution should Sterling elect to make one. Sterling’s matching contribution for the year ended December 31, 2003 was 35% of the employee’s contribution up to 10% of the participant’s compensation. Additional amounts may be contributed at the option of Sterling as a profit sharing contribution. All Employer contributions are initially invested in the common stock of Sterling Financial Corporation. Participants who have been employed with Sterling for five years or more have the option of reallocating employer contributions into any of the Plan’s other investment funds.

Investment Options

Participant contributions are invested in separate investment types as designated by the individual participants. Participants may elect to reallocate the amounts invested in each investment on any business day.

Participant Accounts

Separate accounts are maintained for each participant. Each participant’s account is credited with the participant’s contribution and an allocation of Sterling’s contribution and Plan earnings. Allocations of Sterling’s contribution and Plan earnings are based on participant account balances, as defined in the Plan document. The participant’s benefit is limited to the benefit that has accumulated in the participant’s account.

Vesting

A participant is 100% vested in their voluntary contributions plus actual earnings thereon. Company contributions and earnings thereon are subject to a vesting schedule of 50% after two years and 100% after three years of service.

Forfeitures

Forfeited invested accounts totaled $28,789 and $20,109 at December 31, 2003 and 2002, respectively.  Forfeitures of Company contributions will reduce future matching contributions.  Forfeitures in the amount of $30,064 were used to offset employer’s contributions for the year ended December 31, 2003.

Payment of Benefits

Distributions are made upon termination, death, disability or retirement. Participants or their beneficiaries will receive payment of benefits as follows: (a) balances of $5,000 or less will be distributed in a lump sum, or (b) balances greater than $5,000 will be distributed in various optional forms of distribution.

Participant Loans

Commencing March 2002 participants may borrow from their fund accounts up to a maximum of 50% of their vested account balance.  However, participant loans can be no more than $50,000 minus the participant’s highest outstanding loan amount during the prior twelve months.  The loans are secured by the vested balance in the participant’s account and bear interest at the Federal Reserve prime rate plus 1%, calculated at the end of each month and applied to all loans funded during the next month.  Principal and interest are paid ratably through regular payroll deductions over a period not to exceed five years.

Administrative Expenses

Both Sterling and Plan participants pay the costs of the Plan.  Plan participants pay a portion of the trustee fee in the amount of $25 per participant per year.  Sterling pays the remaining portion of the trustee fee and all other professional fees.

2. Investments

The following table presents the fair value of investments, including those that represent 5% or more of the Plan’s net assets at December 31, 2003 and 2002.

	2003	2002

Corporate Stocks:
Common Stock of Sterling Financial Corporation	$16,095,687	$7,764,890

Collective Trust Funds:
Merrill Lynch Retirement Preservation Trust	3,613,154	2,160,677

Mutual Funds:
MFS Value Fund	2,075,319	28,985
MFS Capital Opportunity Fund	1,761,570	1,288,323
Delaware Group Trend Fund	1,746,155	1,108,205
Merrill Lynch S&P 500 Index	1,454,960	898,584
Alliance Premium Growth Fund	1,080,599	661,492
Merrill Lynch Bond Fund	669,011	0
American Balanced Fund	606,781	0
Merrill Lynch Global Allocation Fund	240,488	80,154
Van Kampen Emerging Growth Fund	175,485	79,453
Federated International Equity Fund	146,797	49,523
Federated Equity Fund	0	1,317,607
Mercury Total Return Bond Distributor	0	391,116
AIM Balanced Fund	0	306,965

Participant Loans	175,393	101,290
	$29,841,399	$16,237,264

During the year ended December 31, 2003, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) in value as follows:

2003

Mutual funds	$1,801,244
Common stock of Sterling Financial Corporation	7,289,360

$9,090,604

Investment in the Plan is participant-directed, except that the Employer’s matching contributions are invested in Sterling Financial Corporation common stock.  Participants at their discretion may also direct their investments to Sterling Financial Corporation common stock.  Information about the net assets in Sterling Financial Corporation common stock as of December 31, 2003 and 2002, and the change from 2002 to 2003 in non-participant directed investment balances are as follows:

	2003	2002

Net assets in Sterling Financial Corporation common stock:
Non-participant directed	$10,110,171	$4,825,968
Participant directed	5,985,516	2,938,922
Total	$16,095,687	$7,764,890

Changes in non-participant directed net assets in Sterling Financial Corporation common stock for the years ended December 31:	2003	2002

Contributions	$909,396	$795,431
Interest and dividends	580,671	468,354
Net appreciation	4,470,707	839,147
Benefits paid to participants	(225,534)	(157,818)
Administrative expenses	(7,375)	(8,102)
Transfers to participant-directed investments	(443,662)	(57,081)
Total	$5,284,203	$1,879,931

3. Plan Termination

Although it has not expressed an intent to do so, Sterling has the right to discontinue its contributions to the Plan at any time and to terminate the Plan subject to the provisions of ERISA. In the event of plan termination, participants’ accounts will become fully vested and non forfeitable.  All assets remaining in the Plan after payment of any expenses properly chargeable against the Plan shall be paid to participants in such a manner as the Plan administrator shall determine.

4. Tax Status

The Employer has not received a letter from the Internal Revenue Service (IRS) informing them the Plan is qualified and exempt under Section 401(k) of the Tax Reform Act of 1986, as amended. However, the Plan is a prototype plan for which the Plan’s trustee has obtained a favorable ruling from the IRS regarding its tax exempt status.

5. Related – Party Transactions

Certain Plan investments are shares of mutual funds and collective trust funds managed by Merrill Lynch. Merrill Lynch is the trustee as defined by the Plan and, therefore, these transactions qualify as party-in-interest transactions.  Certain Plan investments are shares in Sterling Financial Corporation common stock.  Sterling Financial Corporation is the parent company of Sterling Savings Bank and therefore these transactions also qualify as party-in-interest transactions.

6. Reconciliation of Financial Statements to Form 5500

The following schedules reconcile the financial statements with the Form 5500.

As of December 31,	2003	2002

Net assets available for benefits per the financial statements	$30,047,642	$16,287,135

Benefit obligations currently payable	0	(15,389)

Net assets available for benefits per the Form 5500	$30,047,642	$16,271,746

For the Year Ended December 31,	2003

Benefits paid to participants per the financial statements	$845,170

Add: Amounts currently payable at December 31, 2003	0

Less: Amounts previously payable at December 31, 2002	(15,389)

Benefits paid to participants per the Form 5500	$829,781

Amounts currently payable to participants are recorded on the Form 5500 for benefit requests that have been processed and approved for payment prior to December 31, 2003, but had not yet been paid as of that date.

7. Merged Plan

On February 28, 2003, Empire Bank was merged with and into Sterling, with Sterling being the surviving institution in the merger.  As a result of the merger, Sterling transferred $194,324 from the Empire Bank Financial Institutions Thrift Plan into Sterling’s plan during the year ended December 31, 2003.

8. Subsequent Event – Merged Plan

On January 2, 2004, Klamath First Federal Savings and Loan Association was merged with and into Sterling, with Sterling being the surviving institution in the merger.  As a result of the merger, Sterling subsequently transferred approximately $2.0 million from the Klamath First 401(k) Plan into Sterling’s plan.

Supplemental Schedules

Sterling Savings Bank
Employee Savings and Investment Plan and Trust

Schedule of Assets Held for Investment Purposes at End of Year
December 31, 2003
EIN: 91-1166044    Plan Number: 001

(a)	(b) Identity of Issuer, Borrower Lessor or Similar Party	(c) Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	(d) Cost **	(e) Current Value

	Common Stock
*	Sterling Financial Corporation	Common stock, 470,359 shares at $1 par value	$8,455,424	$16,095,687

	Collective Trust Funds
*	Merrill Lynch Retirement Preservation Trust	3,613,154 shares		3,613,154

	Mutual Funds
	MFS Value Fund	Mutual fund, 102,031 shares		2,075,319
	MFS Capital Opportunity Fund	Mutual fund, 148,031 shares		1,761,570
	Delaware Group Trend Fund	Mutual fund, 92,585 shares		1,746,155
*	Merrill Lynch S&P 500 Index	Mutual fund, 106,669 shares		1,454,960
	Alliance Premium Growth Fund	Mutual fund, 64,092 shares		1,080,599
*	Merrill Lynch Bond Fund	Mutual fund, 57,083 shares		669,011
	American Balanced Fund	Mutual fund, 35,176 shares		606,781
*	Merrill Lynch Global Allocation Fund	Mutual fund, 16,065 shares		240,488
	Van Kampen Emerging Growth Fund	Mutual fund, 4,857 shares		175,485
	Federated International Equity Fund	Mutual fund, 9,526 shares		146,797
				9,957,165

	Participant Loans	Interest ranging from 5.00% to 5.75%, maturing through December 2008		175,393

				$29,841,399

* Represents party-in-interest to the Plan.

** Cost information is omitted with respect to participant or beneficiary directed transactions.

Sterling Savings Bank
Employee Savings and Investment Plan and Trust

Schedule of Reportable Transactions for the Year Ended December 31, 2003**
EIN: 91-1166044    Plan Number: 001

(a)	(b) Identity of Party Involved	(c) Description of Asset	(d) Purchase Price	(e) Selling Price	(f) Cost of Asset	(g) Current Value of Asset on Transaction Date	(h) Net Gain
*	Sterling Financial Corporation	Employer Securities –Common Stock	$1,004,830	$723,966	$318,984	$723,966	$404,982

*                  Represents party-in-interest to the Plan.

**           Represents transactions or a series of transactions related to participant and non-participant directed investments in excess of 5% of the fair value of Plan assets at the beginning of the year.